UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated April 28, 2017

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Company

Corporate Taxpayer ID CNPJ/MF no. 60.643.228/0001-21

Company Registry (NIRE) 35.300.022.807 | CVM Code No. 12793

EXTRAORDINARY SHAREHOLDERS’ MEETING

HELD ON APRIL 28, 2017

FINAL VOTING MAP

		Number of votes
Item	Subject	Approve	Reject	Abstain	Total

1	The drawing up of these minutes in summary format containing only the transcription of the decisions, pursuant to section 130, paragraph 1st of the Brazilian Corporation Law, and its publication without the signatures of the shareholders, pursuant to paragraph 2nd of the same section of the Brazilian Corporation Law.	481.179.300			481.179.300
2	Stock Appreciation Rights Plan Upon the Shares issued by the Company (“Incentive Plan”).	447.284.118	33.668.364	199.818	481.152.300
3	Rectification and ratification of the appraisal report of the book value of the shareholders’ equity of VCP Florestal S.A., prepared for the purposes of the merger of VCP Florestal S.A. into the Company, approved at the extraordinary general meeting of the Company held on January 26, 2005 and rectified at the extraordinary general meeting of the Company held on October 17, 2005.	480.965.641	21.565	192.094	481.179.300
4	Ratification of the decisions made at the Company’s Extraordinary General Meeting held on January 26, 2005.	477.246.104	26.021	3.907.175	481.179.300

São Paulo, April 28, 2017.

Guilherme Perboyre Cavalcanti

Chief Financial and Investor Relations Officer

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2017

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO

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